UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 001-16671

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN
(Full title of the plan)

AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1 West First Avenue, Conshohocken, PA	19428-1800
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019 and for the year ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AmerisourceBergen Employee Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 1986
Philadelphia, PA
June 7, 2021

AmerisourceBergen Employee Investment Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2020	2019
Assets
Investments at fair value
Registered investment companies	$400,577,336	$353,092,265
Common collective trust fund	92,975,127	72,527,804
Commingled funds	1,048,602,381	841,774,425
Common stock fund	57,944,094	60,848,596
Investments at contract value	3,908,959	7,011,451
Total investments	1,604,007,897	1,335,254,541

Receivables
Notes receivable from participants	31,232,636	24,611,479
Employer contributions	11,528,238	15,655,646
Total receivables	42,760,874	40,267,125

Net assets available for benefits	$1,646,768,771	$1,375,521,666

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Changes to net assets attributed to investment income:
Interest and dividend income	$17,056,076
Net appreciation in fair value of investments	255,559,036
Total investment income	272,615,112

Interest income on notes receivable from participants	1,011,483

Contributions:
Participant	84,763,722
Employer	50,640,117
Rollover	12,742,516
Total contributions	148,146,355

Benefits paid to participants	(149,086,215)
Administrative expenses	(1,439,630)

Net increase in net assets available for benefits	271,247,105
Net assets available for benefits:
Beginning of year	1,375,521,666
End of year	$1,646,768,771

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
December 31, 2020

NOTE 1 - DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the "Company" or "Employer"), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service. If not already enrolled, eligible full-time employees are automatically enrolled in the Plan on the first day of the first payroll period that coincides with, or the next payroll period following, the date that represents 90 days of continuous employment (30 days of continuous employment for rehired participants who had previously met the eligibility requirements) unless they waive participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The AmerisourceBergen Corporation Benefits Committee is responsible for the general administration of the Plan.

Coronavirus Aid, Relief, and Economic Security Act

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act became law on March 27, 2020. The CARES Act was a response to the market volatility and instability resulting from the coronavirus pandemic and provides special distribution options and rollover rules for retirement plans and IRAs and expands permissible loans for certain retirement plans. Under the CARES Act, the Plan added a distribution option, which allows for penalty free withdrawals up to $100,000 until December 31, 2020 that may be repaid over a three-year period (including income taxes). The Plan also increased the maximum loan amount from $50,000 or 50% of a participant's vested account balance to $100,000 or 100% of a participant's vested balance for loans issued up until September 23, 2020 and permitted new and existing loan repayments to be deferred through December 31, 2020.

Contributions

The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant's contributions up to 3% and 50% on the next 2% of the participant's eligible pretax contributions. If automatically enrolled, a participant's deferral is set at a 5% pretax contribution rate of eligible compensation until changed by the participant. The automatic deferral percentage increases by 1% each year on the anniversary date of the participant's automatic enrollment date, but will not exceed 10% of compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. All contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). The Plan also includes a Roth feature and a Roth conversion feature.

At the discretion of the Company, additional amounts may be contributed to each eligible participating employee's account annually. The Company approved $10,065,533 of discretionary contributions for the 2020 Plan year, which is included in Employer Contributions on the Statement of Net Assets Available for Benefits as of December 31, 2020.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan's fund options. However, effective January 1, 2018, no new contributions under the Plan or amounts in an existing account under the Plan shall be invested in the AmerisourceBergen Common Stock Fund, and cash dividends paid on AmerisourceBergen Corporation's stock will be invested in accordance with the individual participant's investment allocations for new contributions as of the dividend payment date. Participants may change their investment options at any time. Participants that are automatically enrolled have their initial contributions invested in a Fidelity Institutional Asset Management Target Date Commingled Pool - Class S retirement date fund based upon their anticipated retirement dates until they change their election. The Company's contributions are invested in the same manner as that of the participant's elective contributions.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contributions and the Company's contributions and allocations of Plan earnings and is charged with the investment fund's underlying administrative expenses. Plan earnings are allocated based upon the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant's account balances, as defined in the Plan's provisions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon. In addition, participants are immediately vested in their Company matching contributions and actual earnings or losses thereon, except for certain participants merged into the Plan whose former matching contributions continue to vest according to the predecessor plan's vesting provisions.

The vesting of the Company's discretionary contributions, if any, is based on a graded schedule as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months, or 50% of their vested account balance. This amount will be transferred from the participant's account and placed in a separate participant loan fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years. A participant may not have more than one loan outstanding at any point in time, and a participant must wait at least three months following repayment in full of the prior loan before applying for a new loan. Participant loans are collateralized by the vested balance in the participant's account and bear interest at the Prime Rate (as determined by the Plan administrator as of the date the loan is processed), plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined in the Plan, occurs. Principal and interest are paid through payroll deductions. As of December 31, 2020 and 2019, participant loans are shown as a receivable of the Plan. Interest rates on loans outstanding as of December 31, 2020 ranged from 3.50% to 10.50%.

Payment of Benefits

Upon termination of service, death, disability, or retirement, the vested portion of a participant's account, less any loans outstanding, may be distributed in a lump sum or, in certain defined situations, in annual installments. Participants who terminate employment on or after attainment of age 55 are permitted to take installment distributions of their vested plan benefits. A participant whose vested account balance is $1,000 or less shall immediately receive the entire vested account balance. In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals do not require a suspension of contributions to the Plan.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested Employer discretionary contributions, plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. During the year ended December 31, 2020, Employer matching contributions were reduced by $551,350 from forfeited nonvested accounts. Forfeited nonvested balances totaled $5,832 and $10,811 as of December 31, 2020 and 2019, respectively.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, and transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. Participants pay recordkeeping fees that are deducted from their accounts quarterly. All other administrative expenses of the Plan are paid by the Company and are excluded from these financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's net assets available for benefits, after Plan expenses, will be distributed to each participant according to his or her account balance, which will fully vest immediately.

NOTE 2 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate and market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared a global pandemic attributable to the outbreak and continued spread of COVID-19. The continued spread of COVID-19 has adversely affected organizations in many industries throughout the world resulting in significant volatility in the global capital markets. A sustained outbreak could materially affect participants' account balances and the amounts reported on the 2020 statement of net assets available for benefits.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements in Topic 820. The guidance is effective for fiscal years beginning after December 15, 2019. The guidance is to be applied prospectively or retrospectively, depending on the different provisions. The Plan adopted ASU 2018-13 as of January 1, 2020, and the adoption of this updated guidance had no impact on the Plan's disclosures.

Investment Valuation and Income Recognition

The Plan's investments (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements

Shares of registered investment companies are quoted at market prices, which represent the net asset value of shares held by the Plan at the end of the year. Participant transactions (purchases and sales) of the commingled funds and the common collective trust fund may occur daily as both funds have readily determinable fair values. The AmerisourceBergen common stock fund is valued at its year-end closing price.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

NOTE 4 - FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1    Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2    Financial assets and liabilities whose values are based on the following:
a)Quoted prices for similar assets or liabilities in active markets;
b)Quoted prices for identical or similar assets or liabilities in non-active markets;
c)Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d)Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3    Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own judgment about the assumptions that a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Below are the Plan's financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies	$400,577,336	$—	$—	$400,577,336
Common stock fund	57,944,094	—	—	57,944,094
Common collective trust fund	92,975,127	—	—	92,975,127
Commingled funds	1,048,602,381	—	—	1,048,602,381
Investments at fair value	$1,600,098,938	$—	$—	$1,600,098,938

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies	$353,092,265	$—	$—	$353,092,265
Common stock fund	60,848,596	—	—	60,848,596
Common collective trust fund	72,527,804	—	—	72,527,804
Commingled funds	841,774,425	—	—	841,774,425
Investments at fair value	$1,328,243,090	$—	$—	$1,328,243,090

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan's assets include a Guaranteed Interest Balance Contract fully benefit-responsive investment contract with Principal Life Insurance Company ("Principal"). The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2020, the contract value of the fully benefit-responsive investment contract was $3,908,959.

The traditional investment contract held by the Plan is a guaranteed investment contract with a maturity year of 2025. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The interest rate is based on a formula established by the contract issuer but may not be less than one percent and is reviewed on an annual basis for resetting.

The contract shall terminate upon the contract value being transferred to other plan investments or upon liquidation. No events or circumstances, including but not limited to bankruptcy and mergers, would allow Principal to terminate the contract with the Plan and settle at an amount different from contract value.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations.

NOTE 6 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies, commingled funds, and common collective trust fund managed by an affiliate of Fidelity Management Trust Company ("Fidelity"). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA.

The Plan held investments in AmerisourceBergen common stock with a fair value of $57,944,094 and $60,848,596 as of December 31, 2020 and 2019, respectively. Dividends of $1,086,001 were received during the year ended December 31, 2020.

NOTE 7 - TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated May 20, 2020, stating that the Plan was qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$1,646,768,771	$1,375,521,666
Participant loans deemed distributed	(485,911)	(485,478)
Net assets available for benefits per Form 5500	$1,646,282,860	$1,375,036,188
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:

Net increase in net assets available for benefits per the financial statements	$271,247,105
Less: Change in amounts for deemed distributions of participant loans	(433)
Net income per Form 5500	$271,246,672

AmerisourceBergen Employee Investment Plan
EIN: 23-3079390 Plan #: 010
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Funds EuroPacific Growth Fund - Class R6	Registered Investment Company	$24,334,626
*	Fidelity 500 Index Fund	Registered Investment Company	78,901,369
*	Fidelity Global ex U.S. Index Fund	Registered Investment Company	7,912,319
*	Fidelity Growth Company Commingled Pool	Commingled Fund	207,200,148
*	Fidelity Institutional Asset Management Target Date 2005 Commingled Pool - Class S	Commingled Fund	2,721,446
*	Fidelity Institutional Asset Management Target Date 2010 Commingled Pool - Class S	Commingled Fund	7,532,322
*	Fidelity Institutional Asset Management Target Date 2015 Commingled Pool - Class S	Commingled Fund	11,408,793
*	Fidelity Institutional Asset Management Target Date 2020 Commingled Pool - Class S	Commingled Fund	68,174,527
*	Fidelity Institutional Asset Management Target Date 2025 Commingled Pool - Class S	Commingled Fund	102,519,034
*	Fidelity Institutional Asset Management Target Date 2030 Commingled Pool - Class S	Commingled Fund	144,936,155
*	Fidelity Institutional Asset Management Target Date 2035 Commingled Pool - Class S	Commingled Fund	138,415,970
*	Fidelity Institutional Asset Management Target Date 2040 Commingled Pool - Class S	Commingled Fund	125,486,482
*	Fidelity Institutional Asset Management Target Date 2045 Commingled Pool - Class S	Commingled Fund	103,654,723
*	Fidelity Institutional Asset Management Target Date 2050 Commingled Pool - Class S	Commingled Fund	71,718,897
*	Fidelity Institutional Asset Management Target Date 2055 Commingled Pool - Class S	Commingled Fund	44,589,509
*	Fidelity Institutional Asset Management Target Date 2060 Commingled Pool - Class S	Commingled Fund	15,161,344
*	Fidelity Institutional Asset Management Target Date Income Commingled Pool - Class S	Commingled Fund	5,083,031
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	17,177,483
	Janus Henderson Enterprise Fund - Class N	Registered Investment Company	40,005,437
	JPMorgan U.S. Equity Fund - Class R6	Registered Investment Company	55,562,207
	JPMorgan Equity Income Fund - Class R6	Registered Investment Company	33,659,069
	Principal Life Insurance Company	Fully Benefit Responsive Investment Contract	3,908,959
	Vanguard Mid-Cap Index Fund - Institutional Shares	Registered Investment Company	18,138,149
	Vanguard Small-Cap Index Fund - Institutional Shares	Registered Investment Company	18,051,929
	Victory Sycamore Small Company Opportunity Fund - Class I	Registered Investment Company	6,687,109
	Virtus KAR Small-Cap Growth Fund Class R6	Registered Investment Company	25,710,858
	Wells Fargo Special Mid Cap Value Fund - Class R6	Registered Investment Company	25,759,620
	Western Asset Core Plus Bond Fund - Class IS	Registered Investment Company	48,677,161
*	Fidelity Managed Income Portfolio II - Class IV	Common Collective Trust Fund	92,975,127
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	57,944,094
*	Participant Loans	Interest rates from 3.50% to 10.50%	30,746,725
	Total		$1,634,754,622
___________________________
* Party-in-interest

Note: Cost information has not been presented as all investments are participant directed.

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan

By: /s/     Silvana Battaglia

Silvana Battaglia
Executive Vice President and
Chief Human Resources Officer
AmerisourceBergen Corporation

June 7, 2021